January 15, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director

Re:	TravelCenters of America LLC
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 000-27251

Ladies and Gentlemen:

We are hereby responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 9, 2009, in connection with the above-referenced Form 10-K (the “Form 10-K”) of TravelCenters of America LLC (the “Company”) and the Definitive Proxy Statement on Schedule 14A of the Company for the Company’s 2009 annual meeting of shareholders (the “Proxy Statement”).

The substance of your comments with respect to the Form 10-K and the Proxy Statement have been reproduced below in italicized text.  The Company’s responses thereto are set forth immediately following the reproduced comment to which it relates.

Form 10-K for the Fiscal Year Ended December 31, 2008

Environmental Matters, page 20

1.             We note your disclosure that you have reserves for known unindemnified environmental matters for which you will be responsible.  Please tell us, with a view toward future disclosure, the effects that compliance with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, may have upon your capital expenditures, earnings and competitive position.  See Item 101(c)(1)(xii) of Regulation S-K.

Company Response:  During 2008, we paid a total of $4.1 million for capital expenditures for environmental regulatory compliance matters.  At the time of filing the Form 10-K, our estimated capital expenditures for environmental regulatory compliance matters for 2009 was approximately $4.7 million, which amount we did not consider material to us, and we had not then estimated a specific amount for such capital expenditures for 2010 but expected any such amounts would not be material to us.  The amount of estimated capital expenditures for 2009 was included in the approximately $60 million of estimated capital expenditures that we disclosed elsewhere in the Form 10-K (see the last paragraph under the subheading “Investment Activities” on page 51 of the Form 10-K, appearing under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”).  In future filings, pursuant to Item 101(c)(1)(xii) of Regulation S-K, we will disclose material estimated capital expenditures for environmental regulatory compliance matters for the remainder of the then current fiscal year and the next succeeding fiscal year and for such further periods as we may deem material.

During 2008, we expensed a total of $3.7 million related to environmental remediation and compliance activities, which amount we did not consider material to us.  To the extent we incur material amounts for environmental matters for which we do not receive insurance or other third party reimbursement or for which we have not set aside a reserve in prior years, our operating results may be materially adversely affected.  In addition, to the extent we fail to comply with environmental laws and regulations, or we become subject to costs and requirements not similarly experienced by our competitors, our competitive position may be harmed.  In future filings, we will include disclosure of material effects on our earnings and competitive position related to environmental remediation and compliance activities.

Item 1A.  Risk Factors, page 21

2.             We note your disclosure that the risks described may not be the only risks you face and that there may be risks that you do not yet know of.  In future filings, please delete the second and third sentences of the first paragraph.  All material risks should be described in your disclosure.  If risks are not deemed material, you should not reference them.

Company Response:  In future filings, we will delete the second and third sentences referenced by the Staff.

Item 3.  Legal Proceedings, page 30

3.             We note your disclosure on page 20 that you have received notices of alleged violations of environmental laws.  Please describe for us, with a view toward future disclosure, any proceedings required to be disclosed under Instruction 5 to Item 103 of Regulation S-K.

Company Response:  The proceedings involving the California counties that we have disclosed in Item 3. Legal Proceedings and that are a subject of the Staff’s comment #4 below are responsive to Instruction 5 to Item 103 of Regulation S-K.  Although, as noted in the Form 10-K and the Staff’s letter, we from time to time receive notices of alleged violations of environmental laws, we are not aware of any of those matters having resulted in a pending or contemplated proceeding of the type that would require disclosure under Instruction 5 to Item 103 of Regulation S-K, other than the California counties matters disclosed in the Form 10-K.

4.             Please quantify for us, with a view toward future disclosure, the relief sought by the California counties in the litigation commenced in the Superior Court of California, and the class action lawsuits filed in the United States District Court for the District of Kansas.

Company Response:  In July 2008, Riverside and San Bernardino counties in the State of California each filed litigation against us in the Superior Court of California for Riverside and San Bernardino counties, respectively, seeking civil penalties and injunctive relief for alleged past violations of various state laws and regulations relating to our predecessor’s management of underground storage tanks.

In April 2009, the California Attorney General intervened in the action in Riverside County.  The California Attorney General’s complaint repeats many of the allegations made by Riverside County and adds allegations of past violations of state laws and regulations governing the management of hazardous wastes.   We continue to attempt to negotiate a settlement with the Attorney General and Riverside County, but have not reached agreement yet.  The Attorney General and Riverside County District Attorney have alleged that they will be able to prove at trial violations with potential penalty exposure of between $5 million and $70 million.  We disagree with these allegations and intend to vigorously defend this lawsuit.

In December 2009, we entered into with San Bernardino County an agreed form of Stipulated Judgment.  The Stipulated Judgment requires a cash payment from TA in the amount of $980,000 but credits TA with $430,000 for certain improvements made by TA at its facilities located in San Bernardino County, such that the cash amount to be paid is $550,000.  The Stipulated Judgment also includes injunctions requiring that TA comply with certain California environmental laws applicable to underground storage tank systems.  In the event that TA violates these injunctive provisions, the Superior Court retains jurisdiction to enforce the injunctions for a period of five years from the date that the settlement is approved by the Court.

Beginning in mid December 2006, a series of class action lawsuits was filed against numerous companies in the petroleum industry, including our predecessor and our subsidiaries, in United States District Courts in over 20 states.  Major petroleum refineries and retailers have been named as defendants in one or more of these lawsuits.  The plaintiffs in the lawsuits generally allege that they are retail purchasers who purchased motor fuel at temperature greater than 60 degrees Fahrenheit at the time of sale.  One theory alleges that the plaintiffs purchased smaller quantities of motor fuel than the amount for which defendants charged them because the defendants measured the amount of motor fuel they delivered by volumes which, at higher temperatures, contain less energy.  A second theory alleges that fuel taxes are calculated in temperature adjusted 60 degree gallons and are collected by governments from suppliers and wholesalers, who are reimbursed in the amount of the tax by the defendant retailers before the fuel is sold to consumers.  These “tax” cases allege that, when the fuel is subsequently sold to consumers at temperatures above 60 degrees, the retailers sell a greater volume of fuel than the amount on which they paid tax, and therefore reap unjust benefit because the customers pay more tax than the retailer pays.  We believe that there are substantial factual and legal defenses to the theories alleged in these so called “hot fuel” lawsuits.  The “temperature” cases seek nonmonetary relief in the form of an order requiring the defendants to install temperature correcting equipment on their retail fuel pumps.  They also seek monetary relief in the form of damages.  The plaintiffs have not quantified the damages they seek.  The “tax” cases also seek monetary relief.  Plaintiffs have proposed a formula (which we dispute) that would measure these damages as the difference between the amount of fuel excise taxes paid by defendants and the amount collected by defendants on motor fuel sales.  Plaintiffs have taken the position in filings with the Court that under this approach, our damages for an eight-year period for one state would be approximately $10.7 million.  We deny liability and disagree with this methodology, including the period over which these “damages” were calculated.

In future filings, we will expand our disclosures with respect to the relief sought by plaintiffs, as required by Item 103 of Regulation S-K.

Item 7.  Management’s Discussion and Analysis of Financial Condition . . ., page 35

Historical Results of Operations, page 36

5.             We note you have identified Travel Centers of America, Inc. as your predecessor.  We also note in your presentation and discussion that you combined the pre and post transaction periods in the combined financial statements in 2007 without the pro forma adjustments under Article 11 of Regulation S-X.  Note that for the purpose of discussing your results of operations, you must discuss the periods covered by your historical financial statements.  If you determined that a supplemental discussion in MD&A based on pro forma financial information is appropriate, then the pro forma financial information may be presented in a format consistent with Article 11 of Regulation S-X.  It is inappropriate to merely combine pre and post period financial information without the relevant pro forma adjustments.  In this regard, please include a discussion of your historical results of operations for the predecessor period from January 1, 2007 to January 31, 2007 and the successor period from February 1, 2007 to December 31, 2007.

Company Response:  We presented the discussion of historical results of operations based on data in a combined format rather than providing separate discussions of results of operations for each of the one month period and the eleven month period as we believe that this presentation is the most useful for an investor.  We believe that by providing the financial data in the table in a way that shows results for each of the distinct historical periods while allowing a discussion of the results for a full twelve month period provides an investor with the best comparison of the historical data.  This conclusion was supported by the fact that the combined amounts we presented do not vary materially, if at all, from the amounts that result from applying the pro forma adjustments related to the HPT Transaction of January 31, 2007.  We appreciate your point that we could have determined to discuss the one month period and the eleven month period separately and then provided supplemental pro forma information.  We considered that approach and, given that the combined results and the pro forma results are so similar, concluded that the approach we followed (presenting and discussing only the combined historical data) was the best basis of presentation for investors as it avoided a somewhat repetitive discussion of the pro forma results:, the explanations we would have provided in each of our discussions of our historical and pro forma results would have been nearly identical.  In future filings, whenever we similarly present the 2007 financial data, we will present our MD&A discussion in the form suggested by the Staff, that is we will separately discuss the periods covered by our historical financial statements instead of discussing the results on a combined basis unless supplementally on a pro forma basis.

Same Site Results Comparisons, page 38

6.             We note that you combined the pre and post transaction periods for the 2007 same site financial information and the related operating results discussion.  We note you use the same site fuel sales volume, fuel margin, total non-fuel revenues, operating expense and rent and royalty revenues in your presentation without the relevant pro forma adjustments under Article 11 of Regulation S-X.  We believe such presentation and discussion to be inappropriate.  If you believe the presentation and discussion is important to enhance understanding of your business and operations, you should provide them on a pro forma basis including the relevant pro forma adjustments.

Company Response:  For reasons similar to the discussion in our response to your previous comment, we believe that the disclosure as made is appropriate.  With respect to the same site data to which you refer in this comment, there are no differences between the amounts we presented and the amounts that would have been presented had we presented pro forma data.  There are no necessary pro forma adjustments to the financial statement elements that we presented in the same site analysis discussion.  Therefore, we believe that the disclosures we made were appropriate.

Summary of Contractual Obligations and Commitments, page 53

7.             We note your presentation of contractual obligations regarding the leases with Hospitality Trust.  However, we cannot reconcile the presented amount to the minimum lease payment amount disclosed in Note 13 on page F-22.  Please explain and revise to clarify your disclosures, as appropriate.

Company Response:  Upon review we have determined that certain leases related to properties that had been acquired by Hospitality Trust subsequent to our entering our lease with Hospitality Trust were included twice in the contractual obligations table:  once in the “Leases with Hospitality Trust” amounts and again in the “Other operating leases” amounts.  The amounts included in Note 13 were accurate as reported.  We believe that the amounts by which the contractual obligations table disclosures were overstated (approximately $5 million, or 1.9%, per year and approximately $60 million, or 1.7%, in total) are not material relative to the amounts disclosed in that table.  In future filings, we will correct this error.  The correct disclosure as of December 31, 2008, is as follows:

	Payments due by period
	Total	Less than one year	1-3 years	3-5 years	More than 5 years
	(In Millions)
Leases with Hospitality Trust	$3,505.8	$231.8	$476.6	$492.0	$2,305.4
Deferral agreement with Hospitality Trust	30.0	—	30.0	—	—
Other operating leases	69.0	10.5	17.9	12.9	27.7
Employee retention and separation payments	3.3	3.3	—	—	—
Other long term liabilities	26.6	13.9	8.0	3.1	1.6
Total contractual obligations	$3,634.7	$259.5	$532.5	$508.0	$2,334.7

8.             Please present your capital lease obligations in the contractual obligation table as required by Item 303(a)(5) of Regulation S-K.

Company Response:  The liability for capital lease obligations presented in our balance sheet is related to a subset of the properties covered by the TA Lease we have entered with Hospitality Trust and do not relate to other leases with other parties.  Accordingly, the amounts related to payments made for our “capital lease obligations” are included in the contractual obligations table on page 53 in the “Leases with Hospitality Trust” figures.  In future filings, we will revise our disclosure to clarify this treatment.

Item 15.  Exhibits and Financial Statement Schedules, page 60

9.             It appears that schedules and exhibits related to Exhibit 10.18, the loan and security agreement dated November 19, 2007, have not been filed on EDGAR.  Please refile this agreement in your next periodic report, including all related schedules and exhibits.

Company Response:  We will refile this exhibit and include all related schedules and exhibits in our next periodic report.

Financial Statements and Notes

13.  Leasing Transactions, page F-24

10.           We note your disclosure that “[a]lthough they are legally owned by Hospitality Trust, the assets related to the qualifying capital improvements we sell to Hospitality Trust remain on our balance sheet after the sales and are amortized over the lives of the assets or the remaining term of the lease, whichever is shorter, as depreciation and amortization expense.”  We also note that the majority of your leases with Hospitality Trust are classified as operating leases.  In that regard, explain to us and clarify in your disclosures your GAAP basis to continue reporting the sold capital improvement assets on the balance sheet.

Company Response:  As noted in Note 2, Summary of Significant Accounting Policies, on page F-12, our TA Lease with Hospitality Trust includes a rental allowance whereby Hospitality Trust is obligated to fund up to $125 million of qualifying improvements at sites we lease from Hospitality Trust under the TA Lease.  The accounting we employ with respect to the improvements that have been funded through this rental allowance is consistent with the authoritative guidance for accounting for landlord/tenant lease incentives.  Statement of Financial Accounting Standard No. 13 (“SFAS 13”) paragraph 15 (ASC Topic 840-20) and Financial Accounting Standards Board Technical Bulletin 88-1 (“FTB 88-1”) (ASC Topic 840-20) include guidance for landlord/tenant lease incentives and allowances.  The SEC staff’s position was further clarified in a letter dated February 7, 2005 from Chief Accountant Donald T. Nicolaisen to Robert J. Kueppers, Chairman of the Center for Public Company Audit Firms of the AICPA.  In that letter Mr. Nicolaisen stated in item #3:

“The staff believes that: (a) leasehold improvements made by a lessee that are funded by landlord incentives or allowances under an operating lease should be recorded by the lessee as leasehold improvement assets and amortized over a term consistent with the guidance in item 1 above; (b) the incentives should be recorded as deferred rent and amortized as reductions to lease expense over the lease term in accordance with paragraph 15 of SFAS 13 and the response to Question 2 of FASB Technical Bulletin 88-1 (“FTB 88-1”), Issues Relating to Accounting for Leases, and therefore, the staff believes it is inappropriate to net the deferred rent against the leasehold improvements; and (c) a registrant’s statement of cash flows should reflect cash received from the lessor that is accounted for as a lease incentive within operating activities and the acquisition of leasehold improvements for cash within investing activities.”

Accordingly, the assets related to these improvements are presented as assets in our balance sheet.  However, in order to be clear to our investors we have made the disclosure about the legal ownership of these assets because they are not assets we can finance or sell.  In future filings, we will clarify our disclosures regarding the accounting for these sold capital improvements.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

11.           It appears that individual officer performance is an important factor in determining compensation.  Please discuss, with a view toward future disclosure, how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account.  See Item 402(b)(2)(vii) of Regulation S-K.

Company Response:  Individual performance is an important factor in determining each element of compensation.   Our Compensation Committee determines the total compensation of our Chief Executive Officer and the amount of share grants to all of the executive officers.  Our Compensation Committee recommends to our Board of Directors (the “Board”) and the Board determines all compensation, other than share grants, for our other executive officers.  There is no formulaic approach to the determinations of an executive officer’s compensation.  In making their discretionary compensation determinations, our Compensation Committee’s and Board’s qualitative and subjective considerations of an executive’s performance generally include the executive officer’s: (1) accomplishments achieved during the year as compared to expected accomplishments, (2) ability to identify areas for the Company’s improvement and to achieve benefits from those improvements, (3) quality of decisions made, (4) ability to lead employees both in daily routine activities and in special projects, (5) change in performance as compared to the prior year, and (6) perceived potential for future development and for assuming additional or alternative duties in the future.  In future filings, we will include the foregoing description of the determination of how individual performance and contributions are considered in determining compensation for the named executive officers.  Also, we are currently considering what additional disclosures may be appropriate as a result of the rules recently adopted by the SEC, which are effective February 28, 2010.

12.           Please identify, with a view toward future disclosure, the chair of your compensation committee and managing director referenced in the fourth paragraph on page 19.

Company Response:  The chair of our Compensation Committee and the managing director referenced in the fourth paragraph on page 19 are Barbara D. Gilmore and Barry M. Portnoy, respectively.  In future filings, when referencing these positions in this context, we will identify the relevant individuals by name.

13.           Please clarify, with a view toward future disclosure, whether the discussion in the fourth paragraph on page 19 relates solely to the granting of share awards, or encompasses all executive compensation.

Company Response:  The discussion in the fourth paragraph on page 19 relates solely to the granting of share awards.  In future filings, we will revise any similar disclosure to clarify this point.

14.           Please identify and discuss, with a view toward future disclosure, the other factors that the compensation committee considered in determining the amount of share awards.

Company Response:  The Compensation Committee determines share awards subjectively.  The primary other factors that the Compensation Committee considered in determining the amount of share awards to each executive officer were (1) management recommendations, (2) the amounts and value of historical share awards made to the executive officer, (3) the amounts of share awards granted to persons with similar levels of responsibility, , (4) the then current market prices of our shares, (5) the performance of the executive officer during the year, (6) the executive officer’s expected future contributions to the Company, (7) the executive officer’s relative mix of cash and noncash compensation and (8) the financial position and operating performance of the Company.  In future filings, we will revise any similar disclosure to clarify this point.  Also, we are currently considering what additional disclosures may be appropriate as a result of the rules recently adopted by the SEC, which are effective February 28, 2010.

15.           Please identify, with a view toward future disclosure, the third-party compensation consultant.

Company Response:  Mercer (U.S.) LLC (“Mercer”) was the third party compensation consultant referred to in the proxy statement.  Since Mercer was not engaged by the Compensation Committee or the Board and because their role was limited solely to providing compensation data that was used by management, the Compensation Committee and the Board as a general summary of current trends in compensation practices and ranges of amounts being awarded by other public companies, we do not believe that it is appropriate to name them as a consultant in the proxy statement.  Please note that the amount paid to Mercer for this data was a relatively modest $33,000 and the only other payments we made to Mercer in 2008 were for an annual retail industry compensation and benefits survey for which we paid Mercer approximately $1,000.  In future filings, we will simply state that the Compensation Committee considered data about executive compensation of other companies that was prepared by an independent compensation consulting firm. If, in the future, the types of services provided to us by, or the amounts of our payments to, Mercer increase significantly we will the consider disclosure of Mercer’s identity in future filings.  Also, we are currently considering what additional disclosures may be appropriate as a result of the rules recently adopted by the SEC, which are effective February 28, 2010.

16.           Please tell us, with a view toward future disclosure, whether you benchmark compensation against the peer group of public companies.

Company Response:  We do not benchmark compensation of our executive officers against other public companies.  We use compensation data of selected public companies to obtain a general understanding of current trends in compensation practices and ranges of amounts being awarded by other public companies.  These public companies do not directly operate in our industry.  None of our direct competitors are public companies and so we have not had access to the compensation practices and amounts of those companies.  In future filings, we will revise any similar disclosure to clarify this point.

Compensation components, page 20

Base salary, page 20

17.           You refer here to “each officer’s past and expected future contributions to us.”  On page 21, you refer to “past and expected future performances.”  Please explain, with a view toward future disclosure, how you measure past and expected future contributions and performance.

Company Response:   The determinations of the Compensation Committee and Board of past and expected future contributions are subjective, qualitative determinations; not quantitative measures.  In future filings, we will revise any similar disclosure to clarify this point.  Also, we are currently considering what additional disclosures may be appropriate as a result of the rules recently adopted by the SEC, which are effective February 28, 2010.

Annual bonus and equity incentive plan, page 20

18.           We note the discussion of the items the compensation committee considered in awarding the cash bonus and share award to Mr. O’Brien.  Please identify and discuss in greater detail, with a view toward future disclosure, the elements and measurements of financial performance that the compensation committee used in determining Mr. O’Brien’s annual bonus, and explain how the amount of the bonus was determined.

Company Response:  The Compensation Committee determined Mr. O’Brien’s annual bonus on a subjective basis. The elements of financial performance that the Compensation Committee considered in determining Mr. O’Brien’s annual bonus included site level operating expenses relative to the level of sales activity, selling, general and administrative expenses, fuel gross margins, cash flows from operating activities, operating income/loss, and net income/loss.  The Company experienced financial difficulties in the first half of 2008, including operating losses realized.  In response to these difficulties, the Company engaged in a variety of strategies to improve financial results, including a workforce reduction, a reduction in expenses and a change in sales pricing.  Mr. O’Brien, as our President and Chief Executive Officer, designed and implemented the strategies which ultimately resulted in improved financial results for the Company in the latter half of 2008.  In future filings, we will revise any similar disclosure to identify such matters.  Also, we are currently considering what additional disclosures may be appropriate as a result of the rules recently adopted by the SEC, which are effective February 28, 2010.

19.           You state “[i]n making this cash bonus and the share award, our “Compensation Committee considered Mr. O’Brien’s performance in…leading the improvement of our operations and results....”  Please identify, with a view toward future disclosure, the improvement of your operations and results.

Company Response:  The Company experienced financial difficulties in the first half of 2008.  In response to these difficulties, the Company engaged in a variety of strategies to improve financial results, including a workforce reduction, a reduction in expenses and a change in sales pricing.  Mr. O’Brien designed and implemented the strategies which ultimately resulted in the improvement of our operations and results in the latter half of 2008.  The improvement in our operations and results specifically included the reduction in our site level operating expenses relative to the level of our sales activity, the reduction in our selling, general and administrative expenses, the changes in our fuel sales and pricing methodologies and increase in our fuel gross margin, the level of our net losses relative to the prior year and prior quarters, and the increase in cash balance and cash generated from our operations.  In future filings, we will revise any similar disclosure to identify such matters.  Also, we are currently considering what additional disclosures may be appropriate as a result of the rules recently adopted by the SEC, which are effective February 28, 2010.

20.           Please identify and quantify, with a view toward future disclosure, the target and actual measurements of financial performance that you used in determining annual cash bonuses for each of your executive officers.

Company Response:  We do not use financial performance targets to determine annual cash bonuses for our executive officers.  In future filings, we will clarify the subjective element of our annual cash bonus determination process.  Also, we are currently considering what additional disclosures may be appropriate as a result of the rules recently adopted by the SEC, which are effective February 28, 2010.

21.           On page 21 you state “[w]e have made and expect to make future equity awards under our TravelCenters of America LLC 2007 Equity Compensation Plan to our executive officers and others based upon factors that our Compensation Committee deems relevant to align the interests of the persons to whom awards are made with our business objectives.”  Please explain and discuss, with a view toward future disclosure, the company’s business objectives.”

Company Response:  In future filings, we will clarify that our business objectives primarily relate to increasing, on a long term basis, our prospects, competitive position within our industry, profitability and cash generation from operations, thereby increasing the value of the company and our shares.  Also, we are currently considering what additional disclosures may be appropriate as a result of the rules recently adopted by the SEC, which are effective February 28, 2010.

Security Ownership of Certain Beneficial Owners and Management, page 27

22.           In future filings, please clarify the disclosure in the table to indicate whether it includes shares each person has the right to acquire within 60 days.  See Item 403 of Regulation S-K.

Company Response: In future filings, we will clarify whether the beneficial ownership table includes shares each beneficial owner has the right to acquire within 60 days or state that there were no such shares.

*                           *                           *                           *                           *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (440) 808-3265.

Very truly yours,

/s/ Andrew J. Rebholz

Andrew J. Rebholz
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Ronald E. Alper, Esq.
Mark R. Young, Esq.